GUIDED THERAPEUTICS, INC.

5835 Peachtree Corners East, Suite D

Norcross, Georgia 30092

August 12, 2016

VIA EDGAR

Russell Mancuso

Branch Chief, Office of Electronics and Machinery

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Guided Therapeutics, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed August 3, 2016
File No. 000-22179

Dear Mr. Mancuso:

On behalf of Guided Therapeutics, Inc. (the “Company”), we present below supplemental responses to the comments issued by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated July 27, 2016 (the “Comment Letter”) concerning the above-referenced filing (such filing, the “2016 Proxy Statement”).

The following details the common stock warrant holdings of John E. Imhoff during the period from our October 12, 2015 proxy statement to the 2016 Proxy Statement (all share numbers are presented on a post-reverse split basis):

1.	On September 17, 2015 (the date of the beneficial ownership table in the October 12, 2015 proxy statement), Dr. Imhoff had warrants to purchase 105,991 shares of common stock, consisting of the following:
Warrant	Underlying Shares
2013 Tranche A warrants	3,676
2013 Tranche B warrants	37,979
Warrants exchanged in June 2015 for 2014 public offering warrants	1,178
2015 Series C warrants (first closing, 9/4/15)	63,158
Total	105,991

2.	On September 22, 2015, Dr. Imhoff received the remaining Series C warrants (second closing, 105,316 underlying common shares), bringing the total number of shares underlying his Series C warrants to 168,474 (as reported in the related-party transactions disclosure in the 2016 Proxy Statement, albeit on a pre-split basis, and now reported on a post-split basis in the revised proxy statement filed with this letter).

3.	On December 2, 2015, as a result of the operation of the anti-dilution ratchet for his Tranche B warrants (resulting from transactions between the Company and third parties unaffiliated with Dr. Imhoff), the number of shares underlying those warrants increased to 332,654. On March 28, 2016, as a result of the operation of the anti-dilution ratchet for his Tranche B warrants (again, resulting from transactions between the Company and third parties unaffiliated with Dr. Imhoff), the number of shares underlying those warrants increased to 3,647,651. On June 13, 2016, Dr. Imhoff agreed to exchange his Tranche B warrants for new warrants for two times the number of underlying shares. When issued, the new warrants will be exercisable for 7,295,303 shares of common stock.
4.	On May 23, 2016, Dr. Imhoff was assigned Series C warrants, exercisable for 106,700 shares of common stock, from an unaffiliated third party. Dr. Imhoff failed to report this transaction on a Form 4. The revised proxy statement filed with this letter reflects this failure.
5.	Accordingly, in footnote 6 of Exhibit A to our letter dated July 7, 2016, we noted that Dr. Imhoff had warrants to purchase 7,575,331 shares of common stock, consisting of the following:
Warrant	Underlying Shares	Change from Item 1
2013 Tranche A warrants	3,676	No change
Warrants exchanged in June 2015 for 2014 public offering warrants	1,178	No change
2015 Series C warrants (first closing, 9/4/15)	63,158	No change
2015 Series C warrants (second closing, 9/22/15)	105,316	See item 2
2015 Series C warrants (assigned from third party)	106,700	See Item 4
Warrants to be exchanged for Tranche B warrants (and after operation of anti-dilution ratchets)	7,295,303	See Item 3
Total	7,537,331

We note that, if you subtract the warrants to be exchanged for Tranche B warrants (7,295,303 shares) from the total (7,537,331 shares), the result is 280,028 shares, the amount of “other warrants” (i.e., warrants that were not affected by the triggers of the ratchet provisions) listed in the table in footnote 6 of Exhibit A.

With regard to the related-party transaction disclosure of the common stock dividend paid to Dr. Imhoff on his Series B preferred stock, we confirm that the dividend was accrued prior to his exchange of his Series B preferred shares for Series C preferred shares, but was unpaid until March 2016. The revised proxy statement filed with this letter reflects that fact.

Finally, we have amended the reverse stock split proposal in the revised proxy statement filed with this letter, to reflect our board’s decision to increase the split ratio from 1:400 to 1:800.

* * * * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (770) 242-8723 in connection with any questions or comments relating to the filings by the Company. Thank you for your attention to this matter

Sincerely,

/s/ Gene S. Cartwright, Ph.D.
Gene S. Cartwright, Ph.D.
President and Chief Executive Officer

Cc: Heith D. Rodman